**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 29, 2015**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**American Airlines Group, Inc.**
**File No. 001-08400**

**American Airlines, Inc.**
**File No. 001-02691**

**CF#32409**

_____

American Airlines Group, Inc. and American Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 24, 2015.

Based on representations by American Airlines Group, Inc. and American Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.1 | through January 31, 2023 |
| Exhibit 10.2 | through February 17, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary